UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59473101
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,735,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,735,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,735,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,735,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,735,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,735,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,735,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,735,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,735,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,132,782

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,132,782

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,132,782

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,602,908

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,602,908

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,602,908

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, if the Issuer’s shareholder rights plan is rescinded or the Reporting Persons are otherwise exempted.

On March 12, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) expressing the Reporting Persons' desire to discuss potential alternatives through which the Issuer can create permanent shareholder value.  At that time, the Reporting Persons believed that shares of the Issuer were substantially undervalued and that the Board should explore strategic alternatives, including pursuing the sale of the entire company.   A copy of the letter sent to the Board dated March 12, 2008 was attached as Exhibit C to the Schedule 13D Amendment 1 filed on March 19, 2008.

On March 25, 2008, the Issuer reported that its Board had adopted on March 24, 2008, a limited duration shareholder rights plan, which is commonly referred to as a “Poison Pill” (the “Rights Plan”).  At that time, the Reporting Persons were disappointed by the Board’s purported adoption of the Rights Plan, which they did not believe in any way served to maximize or enhance shareholder value.  In response, and in accordance with the Issuer’s amended and restated bylaws, on March 25, 2008, the Reporting Persons sent a letter to the Issuer requesting that the Issuer call a special meeting of shareholders for the purpose of, among other items, replacing the members of the Issuer’s current Board with the persons set forth in the Reporting Persons’ letter of March 25, 2008.  A copy of the letter sent to the Issuer dated March 25, 2008 was attached as Exhibit C to the Schedule 13D Amendment 3 filed on March 26, 2008.

On March 26, 2008, the Issuer issued a press release announcing that it has received the Reporting Persons’ letter of March 25, 2008.

On April 1, 2008, the Issuer issued an open letter to its shareholders regarding the Reporting Persons previous communications with the Company.  The Reporting Persons also issued an open letter responding to certain inaccuracies that they believe were included in the Issuer’s letter.  A copy of the Reporting Person’s open letter dated April 1, 2008 was attached as Exhibit C to the Schedule 13D Amendment 4 filed on April 1, 2008.

On April 2, 2008, the Issuer filed a Schedule 14A that contained notice of a special meeting of the Issuer’s shareholders to be held on May 20, 2008 at the office of the Issuer.

On April 10, 2008, the Reporting Persons filed a Preliminary Proxy Statement on Schedule 14A soliciting proxies for the following matters to be voted at a special meeting of shareholders on May 20, 2008:  (i) to remove the Issuer’s five current directors, (ii) to amend the Issuer’s bylaws to permit its shareholders to fix the number of directors of the Issuer in a range, and set the range to be not less than four and not more than seven directors, (iii) to amend the Issuer’s bylaws to establish the number of directors of the Issuer at six, (iv) to elect six nominees proposed by the Reporting Persons (the “Nominees”) to fill the six seats on the Board and (v) to approve a non-binding shareholder resolution recommending that the Board rescind the Issuer’s shareholder rights plan adopted on March 28, 2008.  If the preceding proposals are accepted by the Issuer’s shareholders, then the Reporting Persons intend to request that the directors cause the Issuer to engage an investment bank with semiconductor industry expertise to pursue a sale of the Issuer.  The Preliminary Proxy Statement is available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/932111/
000104746908004430/a2184590zprec14a.htm.

On April 17, 2008, pursuant to Section 2.4(c) of the amended bylaws of the Issuer, the Reporting Persons delivered to the Issuer advance shareholder notice of their intention to nominate the Nominees for election to the Board at the Issuer’s 2008 annual meeting.  A copy of the notice delivered to the Issuer is attached as Exhibit C to this Schedule 13D Amendment 6.

In connection with their investment in the Shares of the Issuer, the Reporting Persons may also engage in additional communications with members of management and additional communications with the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking additional board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations, or a sale of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date of this filing, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 10,735,690 Shares or 15% of the Shares of the Issuer, based upon the 71,370,628 Shares outstanding as of April 3, 2008, based upon information contained in the Issuer’s Preliminary Proxy Statement filed on a Schedule 14A on April 11, 2008.  As of the date of this filing, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 6,132,782 Shares or 8.6% of the Shares of the Issuer.  As of the date of this filing, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 4,602,908 Shares or 6.4% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,735,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,132,782 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,602,908 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 10,735,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,132,782 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,602,908 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 was filed as Exhibit A to the Schedule 13D Amendment 2 filed on March 24, 2008.

B. A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days was filed as Exhibit B to the Schedule 13D Amendment 5 filed on April 10, 2008.

C. A copy of the advance shareholder notice of nominations sent by the Reporting Persons to the Issuer on April 17, 2008 is filed herewith as Exhibit C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2008
(Date)

Obrem Capital Management, LLC

By: /s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By: /s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By: Obrem Capital (GP), LLC, its general partner

By: /s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By: Obrem Capital (GP), LLC, its general partner

By: /s/ Andrew Rechtschaffen
Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Filed as Exhibit A to the Schedule 13D Amendment 2 filed on March 24, 2008.

Exhibit B

       Filed as Exhibit B to the Schedule 13D Amendment 5 filed on April 10, 2008.

Exhibit C

OBREM LETTERHEAD

Micrel, Incorporated
Attn: J. Vincent Tortolano, Esq.
General Counsel
2180 Fortune Drive
San Jose, CA 95131

Attention:	Mr. Raymond D. Zinn, Chief Executive Officer and Chairman of the Board of Directors
Mr. Richard D. Crowley, Jr., Vice President, Finance and Chief Financial Officer
J. Vincent Tortolano, Esq., Vice President, General Counsel and Secretary

Advance Shareholder Notice of Nominations

April 17, 2008

Dear Sirs:

Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Obrem Capital Offshore Master, L.P., and Obrem Capital (QP), L.P. (collectively “Obrem”), write pursuant to Section 2.4(c) of the amended bylaws of Micrel, Incorporated (“Micrel” or the “Company”) to provide advance shareholder notice (the “Notice”) of nominations to the board of directors of the Company to be brought before the 2008 annual meeting of shareholders.

By delivering this notice, Obrem does not waive its right to challenge the validity of the amendment to section 2.4 of the Company’s bylaws adopted on April 2, 2008.

We appreciate the board’s attention to this matter.

Sincerely,

_____________________________________
Andrew Rechtschaffen
Managing Member, Obrem Capital Management, L.L.C.

 Advance Shareholder Notice of Nominations

2008 ANNUAL MEETING OF SHAREHOLDERS OF
MICREL, INCORPORATED

OBREM CAPITAL MANAGEMENT, LLC OBREM CAPITAL (GP), LLC OBREM CAPITAL OFFSHORE MASTER, L.P. OBREM CAPITAL (QP), L.P. ANDREW V. RECHTSCHAFFEN

Obrem Capital Management, LLC, together with Obrem Capital (GP), LLC, Obrem Capital Offshore Master, L.P., Obrem Capital (QP), L.P. and Andrew V. Rechtschaffen (collectively “Obrem”) are the beneficial owners of an aggregate of 10,735,690 shares of common stock, no par value per share (the “Common Shares”), of Micrel, Incorporated (“Micrel” or the “Company”).  The address of each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Obrem Capital (QP), L.P. and Andrew V. Rechtschaffen is 733 3rd Avenue, 11th Floor, New York, New York  10017.  Of the 10,735,690 Common Shares beneficially owned by Obrem, Obrem Capital (QP), L.P. is the record holder of an aggregate of 3,050,000 Common Shares and Obrem Capital Offshore Master, L.P. is the record holder of an aggregate of 4,485,000 Common Shares.  The address of Obrem Capital Offshore Master, L.P. as it appears on the Company’s books is Harbour Centre, 2nd Floor, Grand Cayman KY1-1103 Cayman Islands, c/o Obrem Capital Management, LLC, 733 3rd Avenue. 11th Floor, New York, NY 10017.

In accordance with Section 2.4(c) of the amended bylaws of the Company, Obrem hereby gives notice of its intent to nominating each of Andrew V. Rechtschaffen, Eric W. Gomberg, Keith R. Gollust, Keith M. Kolerus, Bill R. Bradford and Benjamin J. Goren for election to the Company’s board of directors at the Company’s the 2008 Annual Meeting (the “2008 Annual Meeting”).

NOMINATION OF DIRECTORS

Obrem hereby gives notice of its intent to nominate each of the individuals named below (the “Nominees”) for election to the board of directors of Micrel at the  2008 Annual Meeting.  Obrem intends to nominate the Nominees for election to the Company’s board of directors because Obrem believes that Micrel’s current directors have failed to create permanent value for shareholders and are not willing to take the necessary steps to do so going forward and believes that the Nominees are eminently qualified and committed to maximizing shareholder value, including pursuing an immediate sale of the Company to a strategic buyer.

The Nominees

The following information sets forth the name, age, business address, present principal occupation, and material occupations, positions, offices, or employments for the past five years of each of the Nominees. This information has been furnished to Obrem by the Nominees. Each of the Nominees is a citizen of the United States.

Nominee:	Age	Business Address
Keith R. Gollust	62	645 Madison Ave New York, NY 10022
Keith M. Kolerus	62	10115 East Cavedale Drive Scottsdale, Arizona 85262
Bill R. Bradford	44	9822 East Desert Cove Av Scottsdale, Arizona 85260
Andrew V. Rechtschaffen	30	Obrem Capital Management, LLC 733 3rd Avenue, 11th Floor New York, NY 10017
Eric W. Gomberg	36	Obrem Capital Management, LLC 733 3rd Avenue, 11th Floor New York, NY 10017
Benjamin J. Goren	39	2336 N. Janssen Avenue Chicago, IL 60614

Keith R. Gollust.  Mr. Gollust has been an investor for over 30 years. Along with Paul Tierney, Mr. Gollust is a founding partner of Gollust, Tierney, and Oliver, a private investment firm founded in 1978. Mr. Gollust also was a Managing Director of Caxton Associates, L.L.C., a hedge fund firm, from 2003 – 2004. Mr. Gollust is Chairman of the Board of Synta Pharmaceuticals, a public pharmaceutical company with a diverse pipeline of drugs targeting large therapeutic markets. He is also a member of the Advisory Board of Blackstone Alternative Asset Management, a Director of The Juilliard School, and a member of the Advisory Council of the Princeton University Department of Astrophysics. Mr. Gollust has a BA from Princeton University and an MSIA from Carnegie Mellon University.

Keith M. Kolerus.  Mr. Kolerus has almost 40 years of leadership experience in the semiconductor and distribution industries. From 2003 – 2008 Mr. Kolerus was Chairman of the Board of ACI Electronics, a semiconductor distribution roll-up, which was sold in 2008 to Arrow Electronics. Since 1998, Mr. Kolerus has been involved in several semiconductor start-ups in addition to his work at ACI. From 1973 – 1998, Mr. Kolerus worked at National Semiconductor (“National”) where he was Chairman of the Board of National Semiconductor Japan Ltd. from 1995 – 1998, and President of the division from 1992 – 1995. Mr. Kolerus served on National’s Management Committee from 1990 – 1998. Prior to National, Mr. Kolerus worked in sales at Fairchild Semiconductor from 1970 – 1973, and began his career as a design engineer at Motorola in 1968. Mr. Kolerus has a BS in Engineering from Vanderbilt and an MBA from the University of Loyola. Mr. Kolerus also serves on the Board of Directors of Agilysis.

Bill R. Bradford.  Mr. Bradford has over 21 years experience in senior sales and marketing roles in the semiconductor industry. Mr. Bradford was Senior Vice President of Global Sales at Freescale Semiconductor (“Freescale”) from 2006 – 2007, where he led an 800 person global sales organization that generated $6bn in revenues. Since leaving Freescale, Mr. Bradford has been exploring a business opportunity related to investments in the semiconductor industry. Prior to Freescale, Mr. Bradford was Senior Vice President of Sales and Marketing at ON Semiconductor from 2002 – 2006, where he ran the sales and marketing team of a global sales organization with $1.2bn in annual sales. From 1991 – 2002, Mr. Bradford worked in progressively more senior sales and marketing roles at Cypress Semiconductor, including running a 150 person European sales force. Mr. Bradford began his career at Texas Instruments in 1986. Mr. Bradford has a BS in Electrical Engineering from the Rose-Hulman Institute of Technology and an MS in Management from the University of Alabama.

Andrew V. Rechtschaffen.  Mr. Rechtschaffen is the founder and Managing Member of Obrem Capital Management, LLC (“Obrem Capital Management”). Prior to founding Obrem Capital Management in March 2007, Mr. Rechtschaffen was a Managing Director in the Principal Strategies Group of Citadel Investment Group from 2005 – 2006. Prior to joining Citadel, Mr. Rechtschaffen was a Managing Member of Greenlight Capital, LLC, where he worked from 2002 – 2005. Prior to Greenlight, Mr. Rechtschaffen was an Associate in the investment banking division at Morgan Stanley, focusing on mergers and acquisitions. Mr. Rechtschaffen has a BS and an MBA from the Wharton School at the University of Pennsylvania.

Eric W. Gomberg.  Mr. Gomberg is a Senior Investment Analyst at Obrem Capital Management, LLC, which he joined at inception in 2007. Prior to Obrem, Mr. Gomberg was a Managing Director and Senior Semiconductor Analyst at Thomas Weisel Partners (“TWP”), which he joined at inception in January 1999. Mr. Gomberg covered Intersil, Linear, Maxim, Texas Instruments and other leading analog companies. In 2005, he started the now-annual TWP Power Conference, the first industry investment conference focused solely on semiconductor power management. Prior to TWP, Mr. Gomberg was an Associate in the research department of BT Alex. Brown, and an Associate in the investment banking division of Cowen and Co. Mr. Gomberg has a BS from the Wharton School at the University of Pennsylvania and an MBA from the University of Chicago Graduate School of Business.

Benjamin J. Goren.  Mr. Goren has 18 years of financial advisory and investment experience. Mr. Goren is a Principal at GCG Capital (“GCG”) where he provides strategic advisory services for management buyouts, capital raises and organizational restructurings. Prior to GCG, from 2004 – 2006, Mr. Goren was a Principal and Managing Director of BBK, Ltd. (“BBK”), an international business advisory firm focused on financial, strategic, and operational restructuring. Prior to BBK, from 2002 – 2004, Mr. Goren was a director with Huron Consulting Group (“Huron”), where he worked with the firm’s Corporate Advisory Services group, assisting companies facing financial and operational distress. Prior to Huron, from 1999 – 2002, Mr. Goren was a Managing Director with Houlihan Smith & Company (“Houlihan”), a boutique investment bank, where he focused on mergers and acquisitions advisory work. Prior to Houlihan, Mr. Goren worked at several other advisory and investment firms. Mr. Goren has direct experience in the semiconductor arena, having worked with ChipPAC on a number of assignments while at Houlihan and at Huron. Mr. Goren has a BA from Pitzer College and an MBA from the University of Chicago Graduate School of Business.

Except for Mr. Rechtschaffen, none of the Nominees beneficially own any shares of the Company.

As noted above,  Mr. Andrew Rechtschaffen is the founder and Managing Member of Obrem Capital Management, LLC, which is may be deemed to be the beneficial owner of 10,735,690 Common Shares of the Company.

On April 16, 2008, Obrem Capital (QP), L.P. and Obrem Capital (GP), LLC have agreed, jointly and severally, to indemnify each of the Nominees against any and all losses, liabilities, judgments, claims, causes of action, costs and expenses (including fees and disbursements of legal counsel) incurred or suffered by each Nominee in any way, directly or indirectly, related to or connected with their nomination as a director of the Company.

On April 16, 2008, Obrem and the Nominees entered into a Nomination Agreement in which, among other things, (i) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Obrem Entities, to the Board at the 2008 Annual Meeting, and (ii)  Obrem agreed to bear all expenses incurred in connection with the parties’ activities, including approved expenses incurred by any of the parties in connection with such solicitation, subject to certain limitations.

Other than as stated herein, there are no arrangements or understandings between Obrem and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named as a Nominee and to serve as a director of the Company if elected as such at the 2008 Annual Meeting.  Copies of such consent are attached to this Notice as Exhibit I.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Micrel or any of its subsidiaries in any material pending legal proceeding.

Except as set forth in this Notice (including any attached annexes or exhibits), (i) during the past 10 years, neither Obrem nor any of the Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) neither Obrem nor any of the Nominees directly or indirectly beneficially owns any securities of the Company; (iii) neither Obrem nor any of the Nominees owns any securities of the Company which are owned of record but not beneficially; (iv) neither Obrem nor any of the Nominees has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by Obrem is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) neither Obrem nor any of the Nominees is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or other derivative contracts, derivative securities or derivative transactions which gives Obrem or any Nominee the economic equivalent of ownership of an Common Shares due to the fact that the value of such derivative is explicitly determined by reference to the price or value of the Common Shares, or which reduces Obrem’s or any Nominee’s economic interest in the Common Shares, or the giving or withholding of proxies; (vii) no associate of Obrem or any of the Nominees owns beneficially, directly or indirectly, any securities of the Company, including any voting security of the Company which are subject to a repurchase or similar “stock borrowing” agreement or arrangement,; (viii) neither Obrem nor any of the Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) neither Obrem nor any of the Nominees nor any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party; (x) neither Obrem nor any of the Nominees nor any of his/its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which Micrel or any of its affiliates will or may be a party; and (xi) no person, including Obrem and the Nominees, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

Obrem Capital Management, LLC

Obrem Capital (GP), LLC

Obrem Capital Offshore Master, L.P.

Obrem Capital (QP), L.P.

Andrew V. Rechtschaffen

April 17, 2008

Annex A

TRANSACTIONS IN SECURITIES OF MICREL
DURING THE PAST TWO YEARS

The following tables set forth information with respect to all purchases and sales of common stock of the Company beneficially owned by Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew V. Rechtschaffen, Obrem Capital Offshore Master, L.P., and Obrem Capital (QP), L.P. during each of the past two years.

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew V. Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	28,290	$6.85
2/21/2008	Common Stock, no par value	25,460	$6.77
2/21/2008	Common Stock, no par value	5,660	$6.80
2/21/2008	Common Stock, no par value	25,460	$6.83
2/21/2008	Common Stock, no par value	21,710	$6.85
2/21/2008	Common Stock, no par value	19,540	$6.77
2/21/2008	Common Stock, no par value	4,340	$6.80
2/21/2008	Common Stock, no par value	19,540	$6.83
2/22/2008	Common Stock, no par value	14,140	$6.71
2/22/2008	Common Stock, no par value	14,140	$6.73
2/22/2008	Common Stock, no par value	5,660	$6.76
2/22/2008	Common Stock, no par value	5,660	$6.77
2/22/2008	Common Stock, no par value	8,490	$6.71
2/22/2008	Common Stock, no par value	14,140	$6.71
2/22/2008	Common Stock, no par value	14,140	$6.70
2/22/2008	Common Stock, no par value	14,140	$6.69
2/22/2008	Common Stock, no par value	10,860	$6.71
2/22/2008	Common Stock, no par value	10,860	$6.73
2/22/2008	Common Stock, no par value	4,340	$6.76
2/22/2008	Common Stock, no par value	4,340	$6.77
2/22/2008	Common Stock, no par value	6,510	$6.71
2/22/2008	Common Stock, no par value	10,860	$6.71
2/22/2008	Common Stock, no par value	10,860	$6.70
2/22/2008	Common Stock, no par value	10,860	$6.69
2/25/2008	Common Stock, no par value	7,410	$6.67
2/25/2008	Common Stock, no par value	5,660	$6.87
2/25/2008	Common Stock, no par value	5,660	$6.86
2/25/2008	Common Stock, no par value	5,660	$6.91
2/25/2008	Common Stock, no par value	5,660	$6.80
2/25/2008	Common Stock, no par value	5,660	$6.77
2/25/2008	Common Stock, no par value	5,660	$6.79
2/25/2008	Common Stock, no par value	5,660	$6.78
2/25/2008	Common Stock, no par value	5,660	$6.79
2/25/2008	Common Stock, no par value	5,660	$6.83
2/25/2008	Common Stock, no par value	14,140	$6.93
2/25/2008	Common Stock, no par value	5,660	$6.95
2/25/2008	Common Stock, no par value	5,690	$6.67
2/25/2008	Common Stock, no par value	4,340	$6.87
2/25/2008	Common Stock, no par value	4,340	$6.86
2/25/2008	Common Stock, no par value	4,340	$6.91
2/25/2008	Common Stock, no par value	4,340	$6.80
2/25/2008	Common Stock, no par value	4,340	$6.77
2/25/2008	Common Stock, no par value	4,340	$6.79
2/25/2008	Common Stock, no par value	4,340	$6.78
2/25/2008	Common Stock, no par value	4,340	$6.79
2/25/2008	Common Stock, no par value	4,340	$6.83

2/25/2008	Common Stock, no par value	10,860	$6.93
2/25/2008	Common Stock, no par value	4,340	$6.95
2/26/2008	Common Stock, no par value	5,660	$7.03
2/26/2008	Common Stock, no par value	5,660	$7.08
2/26/2008	Common Stock, no par value	4,340	$7.03
2/26/2008	Common Stock, no par value	4,340	$7.08
2/27/2008	Common Stock, no par value	7,580	$7.21
2/27/2008	Common Stock, no par value	5,660	$7.17
2/27/2008	Common Stock, no par value	5,820	$7.21
2/27/2008	Common Stock, no par value	4,340	$7.17
2/28/2008	Common Stock, no par value	211,886	$7.34
2/28/2008	Common Stock, no par value	56,570	$7.34
2/28/2008	Common Stock, no par value	162,630	$7.34
2/28/2008	Common Stock, no par value	43,430	$7.34
2/29/2008	Common Stock, no par value	131,260	$7.36
2/29/2008	Common Stock, no par value	242,390	$7.36
2/29/2008	Common Stock, no par value	100,740	$7.36
2/29/2008	Common Stock, no par value	186,050	$7.36
3/3/2008	Common Stock, no par value	379,366	$7.41
3/3/2008	Common Stock, no par value	12,650	$7.51
3/3/2008	Common Stock, no par value	283,240	$7.41
3/3/2008	Common Stock, no par value	9,450	$7.51
3/4/2008	Common Stock, no par value	275,584	$7.50
3/4/2008	Common Stock, no par value	84,570	$7.50
3/4/2008	Common Stock, no par value	75,460	$7.46
3/4/2008	Common Stock, no par value	205,750	$7.50
3/4/2008	Common Stock, no par value	63,130	$7.50
3/4/2008	Common Stock, no par value	56,340	$7.46
3/5/2008	Common Stock, no par value	306,250	$7.74
3/5/2008	Common Stock, no par value	109,930	$7.72
3/5/2008	Common Stock, no par value	34,350	$7.76
3/5/2008	Common Stock, no par value	228,650	$7.74
3/5/2008	Common Stock, no par value	82,070	$7.72
3/5/2008	Common Stock, no par value	25,650	$7.76
3/6/2008	Common Stock, no par value	205,310	$7.67
3/6/2008	Common Stock, no par value	82,929	$7.65
3/6/2008	Common Stock, no par value	22,900	$7.67
3/6/2008	Common Stock, no par value	153,290	$7.67
3/6/2008	Common Stock, no par value	61,910	$7.65
3/6/2008	Common Stock, no par value	17,100	$7.67
3/7/2008	Common Stock, no par value	177,370	$7.91
3/7/2008	Common Stock, no par value	97,390	$7.89
3/7/2008	Common Stock, no par value	132,430	$7.91
3/7/2008	Common Stock, no par value	72,710	$7.89
3/10/2008	Common Stock, no par value	224,056	$7.86
3/10/2008	Common Stock, no par value	42,940	$7.93
3/10/2008	Common Stock, no par value	143,140	$7.91
3/10/2008	Common Stock, no par value	167,280	$7.86
3/10/2008	Common Stock, no par value	32,060	$7.93
3/10/2008	Common Stock, no par value	106,860	$7.91
3/11/2008	Common Stock, no par value	101,340	$8.02
3/11/2008	Common Stock, no par value	59,142	$7.95
3/11/2008	Common Stock, no par value	11,450	$7.95
3/11/2008	Common Stock, no par value	199,154	$8.01
3/11/2008	Common Stock, no par value	1,218	$8.01
3/11/2008	Common Stock, no par value	75,660	$8.02
3/11/2008	Common Stock, no par value	44,160	$7.95
3/11/2008	Common Stock, no par value	8,550	$7.95
3/11/2008	Common Stock, no par value	148,690	$8.01

3/11/2008	Common Stock, no par value	938	$8.01
3/12/2008	Common Stock, no par value	94,010	$8.26
3/12/2008	Common Stock, no par value	70,190	$8.26
3/12/2008	Common Stock, no par value	2,860	$8.20
3/12/2008	Common Stock, no par value	2,140	$8.20
3/12/2008	Common Stock, no par value	110,834	$8.29
3/12/2008	Common Stock, no par value	82,740	$8.29
3/12/2008	Common Stock, no par value	120,893	$8.31
3/12/2008	Common Stock, no par value	90,260	$8.31
3/12/2008	Common Stock, no par value	44,200	$8.32
3/12/2008	Common Stock, no par value	33,000	$8.32
3/13/2008	Common Stock, no par value	168,799	$8.25
3/13/2008	Common Stock, no par value	131,201	$8.30
3/13/2008	Common Stock, no par value	20,000	$8.20
3/14/2008	Common Stock, no par value	275,371	$8.40
3/14/2008	Common Stock, no par value	82,800	$8.38
3/14/2008	Common Stock, no par value	25,000	$8.35
3/17/2008	Common Stock, no par value	71,000	$8.49
3/17/2008	Common Stock, no par value	123,300	$8.47
3/17/2008	Common Stock, no par value	15,000	$8.55
3/18/2008	Common Stock, no par value	74,300	$8.61
3/18/2008	Common Stock, no par value	411,400	$8.55
3/18/2008	Common Stock, no par value	146,000	$8.56
3/18/2008	Common Stock, no par value	20,000	$8.51
3/19/2008	Common Stock, no par value	305,000	$8.79
3/19/2008	Common Stock, no par value	243,334	$8.74
3/19/2008	Common Stock, no par value	332,820	$8.83
3/20/2008	Common Stock, no par value	10,811	$8.71
3/20/2008	Common Stock, no par value	25,000	$8.75
3/20/2008	Common Stock, no par value	25,000	$8.75
3/20/2008	Common Stock, no par value	100,000	$8.75
3/20/2008	Common Stock, no par value	158,800	$8.80
3/20/2008	Common Stock, no par value	25,000	$8.81
3/20/2008	Common Stock, no par value	150,000	$8.83
3/20/2008	Common Stock, no par value	25,000	$8.84
3/20/2008	Common Stock, no par value	50,000	$8.84
3/20/2008	Common Stock, no par value	151,360	$8.85
3/20/2008	Common Stock, no par value	201,940	$8.85
3/20/2008	Common Stock, no par value	181,454	$8.85
3/20/2008	Common Stock, no par value	125,000	$8.86
3/20/2008	Common Stock, no par value	10,000	$8.87
3/20/2008	Common Stock, no par value	32,000	$8.88
3/20/2008	Common Stock, no par value	18,000	$8.96
3/20/2008	Common Stock, no par value	50,000	$8.98
3/24/2008	Common Stock, no par value	2,570	$9.14
3/24/2008	Common Stock, no par value	3,430	$9.14
4/1/2008	Common Stock, no par value	17,160	$8.95
4/1/2008	Common Stock, no par value	12,840	$8.95
4/2/2008	Common Stock, no par value	5,720	$8.88
4/2/2008	Common Stock, no par value	4,280	$8.88
4/2/2008	Common Stock, no par value	2,860	$8.84
4/2/2008	Common Stock, no par value	2,140	$8.84

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	28,290	$6.85
2/21/2008	Common Stock, no par value	25,460	$6.77
2/21/2008	Common Stock, no par value	5,660	$6.80
2/21/2008	Common Stock, no par value	25,460	$6.83
2/22/2008	Common Stock, no par value	14,140	$6.71
2/22/2008	Common Stock, no par value	14,140	$6.73
2/22/2008	Common Stock, no par value	5,660	$6.76
2/22/2008	Common Stock, no par value	5,660	$6.77
2/22/2008	Common Stock, no par value	8,490	$6.71
2/22/2008	Common Stock, no par value	14,140	$6.71
2/22/2008	Common Stock, no par value	14,140	$6.70
2/22/2008	Common Stock, no par value	14,140	$6.69
2/25/2008	Common Stock, no par value	7,410	$6.67
2/25/2008	Common Stock, no par value	5,660	$6.87
2/25/2008	Common Stock, no par value	5,660	$6.86
2/25/2008	Common Stock, no par value	5,660	$6.91
2/25/2008	Common Stock, no par value	5,660	$6.80
2/25/2008	Common Stock, no par value	5,660	$6.77
2/25/2008	Common Stock, no par value	5,660	$6.79
2/25/2008	Common Stock, no par value	5,660	$6.78
2/25/2008	Common Stock, no par value	5,660	$6.79
2/25/2008	Common Stock, no par value	5,660	$6.83
2/25/2008	Common Stock, no par value	14,140	$6.93
2/25/2008	Common Stock, no par value	5,660	$6.95
2/26/2008	Common Stock, no par value	5,660	$7.03
2/26/2008	Common Stock, no par value	5,660	$7.08
2/27/2008	Common Stock, no par value	7,580	$7.21
2/27/2008	Common Stock, no par value	5,660	$7.17
2/28/2008	Common Stock, no par value	211,886	$7.34
2/28/2008	Common Stock, no par value	56,570	$7.34
2/29/2008	Common Stock, no par value	131,260	$7.36
2/29/2008	Common Stock, no par value	242,390	$7.36
3/3/2008	Common Stock, no par value	379,366	$7.41
3/3/2008	Common Stock, no par value	12,650	$7.51
3/4/2008	Common Stock, no par value	275,584	$7.50
3/4/2008	Common Stock, no par value	84,570	$7.50
3/4/2008	Common Stock, no par value	75,460	$7.46
3/5/2008	Common Stock, no par value	306,250	$7.74
3/5/2008	Common Stock, no par value	109,930	$7.72
3/5/2008	Common Stock, no par value	34,350	$7.76
3/6/2008	Common Stock, no par value	205,310	$7.67
3/6/2008	Common Stock, no par value	82,929	$7.65
3/6/2008	Common Stock, no par value	22,900	$7.67
3/7/2008	Common Stock, no par value	177,370	$7.91
3/7/2008	Common Stock, no par value	97,390	$7.89
3/10/2008	Common Stock, no par value	224,056	$7.86
3/10/2008	Common Stock, no par value	42,940	$7.93
3/10/2008	Common Stock, no par value	143,140	$7.91
3/11/2008	Common Stock, no par value	101,340	$8.02
3/11/2008	Common Stock, no par value	59,142	$7.95
3/11/2008	Common Stock, no par value	11,450	$7.95
3/11/2008	Common Stock, no par value	199,154	$8.01
3/11/2008	Common Stock, no par value	1,218	$8.01

3/12/2008	Common Stock, no par value	94,010	$8.26
3/12/2008	Common Stock, no par value	2,860	$8.20
3/12/2008	Common Stock, no par value	110,834	$8.29
3/12/2008	Common Stock, no par value	120,893	$8.31
3/12/2008	Common Stock, no par value	44,200	$8.32
3/13/2008	Common Stock, no par value	96,639	$8.25
3/13/2008	Common Stock, no par value	75,121	$8.30
3/13/2008	Common Stock, no par value	11,450	$8.20
3/14/2008	Common Stock, no par value	157,661	$8.40
3/14/2008	Common Stock, no par value	47,410	$8.38
3/14/2008	Common Stock, no par value	14,310	$8.35
3/17/2008	Common Stock, no par value	40,650	$8.49
3/17/2008	Common Stock, no par value	70,590	$8.47
3/17/2008	Common Stock, no par value	8,590	$8.55
3/18/2008	Common Stock, no par value	42,470	$8.61
3/18/2008	Common Stock, no par value	235,140	$8.55
3/18/2008	Common Stock, no par value	83,450	$8.56
3/18/2008	Common Stock, no par value	11,430	$8.51
3/19/2008	Common Stock, no par value	174,330	$8.79
3/19/2008	Common Stock, no par value	139,084	$8.74
3/19/2008	Common Stock, no par value	190,230	$8.83
3/20/2008	Common Stock, no par value	6,181	$8.71
3/20/2008	Common Stock, no par value	14,290	$8.75
3/20/2008	Common Stock, no par value	14,290	$8.75
3/20/2008	Common Stock, no par value	57,160	$8.75
3/20/2008	Common Stock, no par value	90,770	$8.80
3/20/2008	Common Stock, no par value	14,290	$8.81
3/20/2008	Common Stock, no par value	85,740	$8.83
3/20/2008	Common Stock, no par value	14,290	$8.84
3/20/2008	Common Stock, no par value	28,580	$8.84
3/20/2008	Common Stock, no par value	187,650	$8.85
3/20/2008	Common Stock, no par value	14,290	$8.85
3/20/2008	Common Stock, no par value	103,704	$8.85
3/20/2008	Common Stock, no par value	71,450	$8.86
3/20/2008	Common Stock, no par value	5,720	$8.87
3/20/2008	Common Stock, no par value	18,290	$8.88
3/20/2008	Common Stock, no par value	10,290	$8.96
3/20/2008	Common Stock, no par value	28,580	$8.98
3/24/2008	Common Stock, no par value	3,430	$9.14
4/1/2008	Common Stock, no par value	17,160	$8.95
4/2/2008	Common Stock, no par value	5,720	$8.88
4/2/2008	Common Stock, no par value	2,860	$8.84

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	21,710	$6.85
2/21/2008	Common Stock, no par value	19,540	$6.77
2/21/2008	Common Stock, no par value	4,340	$6.80
2/21/2008	Common Stock, no par value	19,540	$6.83
2/22/2008	Common Stock, no par value	10,860	$6.71
2/22/2008	Common Stock, no par value	10,860	$6.73
2/22/2008	Common Stock, no par value	4,340	$6.76
2/22/2008	Common Stock, no par value	4,340	$6.77
2/22/2008	Common Stock, no par value	6,510	$6.71
2/22/2008	Common Stock, no par value	10,860	$6.71
2/22/2008	Common Stock, no par value	10,860	$6.70
2/22/2008	Common Stock, no par value	10,860	$6.69
2/25/2008	Common Stock, no par value	5,690	$6.67
2/25/2008	Common Stock, no par value	4,340	$6.87
2/25/2008	Common Stock, no par value	4,340	$6.86
2/25/2008	Common Stock, no par value	4,340	$6.91
2/25/2008	Common Stock, no par value	4,340	$6.80
2/25/2008	Common Stock, no par value	4,340	$6.77
2/25/2008	Common Stock, no par value	4,340	$6.79
2/25/2008	Common Stock, no par value	4,340	$6.78
2/25/2008	Common Stock, no par value	4,340	$6.79
2/25/2008	Common Stock, no par value	4,340	$6.83
2/25/2008	Common Stock, no par value	10,860	$6.93
2/25/2008	Common Stock, no par value	4,340	$6.95
2/26/2008	Common Stock, no par value	4,340	$7.03
2/26/2008	Common Stock, no par value	4,340	$7.08
2/27/2008	Common Stock, no par value	5,820	$7.21
2/27/2008	Common Stock, no par value	4,340	$7.17
2/28/2008	Common Stock, no par value	162,630	$7.34
2/28/2008	Common Stock, no par value	43,430	$7.34
2/29/2008	Common Stock, no par value	100,740	$7.36
2/29/2008	Common Stock, no par value	186,050	$7.36
3/3/2008	Common Stock, no par value	283,240	$7.41
3/3/2008	Common Stock, no par value	9,450	$7.51
3/4/2008	Common Stock, no par value	205,750	$7.50
3/4/2008	Common Stock, no par value	63,130	$7.50
3/4/2008	Common Stock, no par value	56,340	$7.46
3/5/2008	Common Stock, no par value	228,650	$7.74
3/5/2008	Common Stock, no par value	82,070	$7.72
3/5/2008	Common Stock, no par value	25,650	$7.76
3/6/2008	Common Stock, no par value	153,290	$7.67
3/6/2008	Common Stock, no par value	61,910	$7.65
3/6/2008	Common Stock, no par value	17,100	$7.67
3/7/2008	Common Stock, no par value	132,430	$7.91
3/7/2008	Common Stock, no par value	72,710	$7.89
3/10/2008	Common Stock, no par value	167,280	$7.86
3/10/2008	Common Stock, no par value	32,060	$7.93
3/10/2008	Common Stock, no par value	106,860	$7.91
3/11/2008	Common Stock, no par value	75,660	$8.02
3/11/2008	Common Stock, no par value	44,160	$7.95
3/11/2008	Common Stock, no par value	8,550	$7.95
3/11/2008	Common Stock, no par value	149,628	$8.01
3/12/2008	Common Stock, no par value	82,740	$8.29
3/12/2008	Common Stock, no par value	90,260	$8.31

3/12/2008	Common Stock, no par value	33,000	$8.32
3/12/2008	Common Stock, no par value	2,140	$8.20
3/12/2008	Common Stock, no par value	70,190	$8.26
3/13/2008	Common Stock, no par value	72,160	$8.25
3/13/2008	Common Stock, no par value	56,080	$8.30
3/13/2008	Common Stock, no par value	8,550	$8.20
3/14/2008	Common Stock, no par value	117,710	$8.40
3/14/2008	Common Stock, no par value	35,390	$8.38
3/14/2008	Common Stock, no par value	10,690	$8.35
3/17/2008	Common Stock, no par value	30,350	$8.50
3/17/2008	Common Stock, no par value	52,710	$8.47
3/17/2008	Common Stock, no par value	6,410	$8.55
3/18/2008	Common Stock, no par value	31,830	$8.61
3/18/2008	Common Stock, no par value	176,260	$8.55
3/18/2008	Common Stock, no par value	62,550	$8.56
3/18/2008	Common Stock, no par value	8,570	$8.51
3/19/2008	Common Stock, no par value	130,670	$8.79
3/19/2008	Common Stock, no par value	104,250	$8.74
3/19/2008	Common Stock, no par value	142,590	$8.83
3/20/2008	Common Stock, no par value	4,630	$8.71
3/20/2008	Common Stock, no par value	10,710	$8.75
3/20/2008	Common Stock, no par value	10,710	$8.75
3/20/2008	Common Stock, no par value	42,840	$8.75
3/20/2008	Common Stock, no par value	68,030	$8.80
3/20/2008	Common Stock, no par value	10,710	$8.81
3/20/2008	Common Stock, no par value	64,260	$8.83
3/20/2008	Common Stock, no par value	10,710	$8.84
3/20/2008	Common Stock, no par value	21,420	$8.84
3/20/2008	Common Stock, no par value	140,650	$8.85
3/20/2008	Common Stock, no par value	10,710	$8.85
3/20/2008	Common Stock, no par value	77,750	$8.85
3/20/2008	Common Stock, no par value	53,550	$8.86
3/20/2008	Common Stock, no par value	4,280	$8.87
3/20/2008	Common Stock, no par value	13,710	$8.88
3/20/2008	Common Stock, no par value	7,710	$8.96
3/20/2008	Common Stock, no par value	21,420	$8.98
3/24/2008	Common Stock, no par value	2,570	$9.14
4/1/2008	Common Stock, no par value	12,840	$8.95
4/2/2008	Common Stock, no par value	4,280	$8.88
4/2/2008	Common Stock, no par value	2,140	$8.84

Exhibit I.

Consents of Nominees

[Consents included in original]

SK 25940 0001 874578